Exhibit 99.1

Supreme Court of Yukon Approves ExxonMobil Transaction

SINGAPORE and PORT MORESBY, Papua New Guinea, Feb. 20, 2017 /PRNewswire/ -- InterOil Corporation (NYSE: IOC, POMSox: IOC) today announced that the Supreme Court of Yukon has granted a final order approving the arrangement between InterOil and Exxon Mobil Corporation (NYSE: XOM) ("ExxonMobil"). The arrangement was approved by more than 91% of the shares voted at a Special Meeting on February 14, 2017 and has now received all necessary approvals. InterOil and ExxonMobil expect the transaction to be completed this week.

About InterOil

InterOil Corporation is an independent oil and gas business with a sole focus on Papua New Guinea. InterOil's assets include one of Asia's largest undeveloped gas fields, Elk-Antelope, in the Gulf Province, and exploration licenses covering about 16,000sqkm. Its main offices are in Singapore and Port Moresby. InterOil is listed on the New York and Port Moresby stock exchanges.

Investor Contacts

Singapore	United States
David Wu Senior Vice President Investor Relations	Cynthia Black Investor Relations North America
T: +65 6507 0222 E: david.wu@interoil.com	T: +1 212 653 9778 E: cynthia.black@interoil.com

Media Contacts

James Golden / Aaron Palash Joele Frank, Wilkinson Brimmer Katcher
T: +1 212 355 4449 E: ioc-jf@joelefrank.com

Forward Looking Statements

This communication includes "forward-looking statements". All statements, other than statements of historical facts, included in this communication are forward-looking statements. Such forward-looking statements may include, without limitation, statements regarding the pending transaction with ExxonMobil and the timing to consummate the proposed transaction with ExxonMobil.. These statements are based on the current belief of InterOil, as well as assumptions made by, and information currently available to InterOil. No assurances can be given however, that these events will occur. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of InterOil, which may cause actual results to differ materially from those implied or expressed by the forward-looking statements. These include in particular assumptions, risks and uncertainties relating to the risk that a condition to closing of the proposed transaction may not be satisfied (including obtaining the required orders from the Yukon court with respect to the transaction), the timing or outcome of the resource certification process for the Elk-Antelope field as applicable to the contingent resource payment, the size of the resources in the Elk-Antelope field or any change in the estimate or calculation of such resource size, the outcome of the drilling of the Antelope-7 well, and other risk factors discussed in InterOil's management information circular dated January 13, 2017, InterOil's annual report for the year ended December 31, 2015 on Form 40-F and its Annual Information Form for the year ended December 31, 2015, and under the heading "Factors Affecting Future Results" available through the "Investors" section on ExxonMobil's website and in Item 1A of ExxonMobil's 2015 Form 10-K. InterOil disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable laws.

Legal Notice

None of the securities anticipated to be issued pursuant to the ExxonMobil transaction have been or will be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any state securities laws, and any securities issued pursuant to the ExxonMobil transaction are anticipated to be issued in reliance upon available exemptions from such registration requirements pursuant to Section 3(a)(10) of the U.S. Securities Act and applicable exemptions under state securities laws. This document does not constitute an offer to sell or the solicitation of an offer to buy any securities.

There can be no assurance that the transaction with ExxonMobil will occur. The ExxonMobil transaction is subject to certain approvals and the fulfillment of certain conditions, and there can be no assurance that any such approvals will be obtained and/or any such conditions will be met.